UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Compania Cervecerias Unidas S.A.
                                (Name of Issuer)

                    Common Stock without nominal (par) value
                          Title of Class of Securities

                                    204429104
                                 (CUSIP Number)

                            Rosita Covarrubias Gatica
                        Enrique Foster Sur 20, 14th Floor
                                 Santiago, Chile
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   March 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones y Rentas S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    210,568,432
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           210,568,432
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones IRSA Limitada
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    14,146,707
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           14,146,707
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Quinenco S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Heineken N.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Luksburg Foundation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Lanzville Investments Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Dolberg Finance Corporation Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Geotech Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Inversiones Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Inversiones Ltda.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ruana Copper Corporation Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Guillermo Luksic Craig
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nicolas Luksic Puga
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inmobiliaria e Inversiones Rio Claro S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andronico Luksic Craig
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Patricia Lederer Tcherniak
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones Consolidadas S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones Salta S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andronico Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Davor Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Max Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 204429104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Dax Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        210,568,432
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    210,568,432
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,568,432
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

            The statement on Schedule 13D filed on September 30, 2005 (the "Schedule 13D"), relating to the common stock without nominal (par) value (the "Common Stock"), of Compania Cervecerias Unidas S.A. ("CCU"), a company organized under the laws of Chile, is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            On March 21, 2006, Inversiones IRSA Limitada ("IRSA Ltda.") purchased 6,200,000 additional shares of CCU's Common Stock at a purchase price of Ch$2,800* per share for an aggregate purchase price of Ch$17,380,658,400 (including commissions and VAT). The purchase of the shares was financed through a capital contribution made by Inversiones y Rentas S.A. ("IRSA") to IRSA Ltda. IRSA financed the capital contribution with long-term bank financing and own funds.

Long-term indebtedness of IRSA to finance IRSA Ltda.'s capital increase:

Lender                     Date of Incurrence    Principal Amount**    Interest Rate               Date of Repayment
BBVA                       November 30, 2005     UF200,000             TAB 180 days + 0.45% p.a.   May 31, 2013
Banco Estado               November 30, 2005     UF400,000             TAB 180 days + 0.45% p.a.   May 31, 2013
Banco de Credito e Inv.    November 30, 2005     UF400,000             TAB 180 days + 0.45% p.a.   May 31, 2013

* Chilean Pesos.

** Unidades de Fomento (UFs), which are inflation-indexed, peso-denominated monetary units. The UF rate is set daily in advance based on changes in the previous month's inflation rate in Chile.

      Item 4. Purpose of the Transaction.

      Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            IRSA Ltda. purchased the shares to increase its ownership interest in CCU.

      Item 5. Interests in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            (a)-(b) See pages 2-24 of this Amendment No. 1 to the Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by each Reporting Person, the number of Common Shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

            (c) On March 21, 2006, IRSA Ltda. purchased 6,200,000 shares of CCU's Common Stock at a purchase price of Ch$2,800 per share for an aggregate purchase price of Ch$17,380,658,400 (including commissions and VAT).

            (d) Not applicable.

            (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Exhibit No.    Description
         -----------    -----------

         A              Syndicated Loan Agreement - Inversiones y Rentas S.A.
                        and Banco del Estado de Chile and Others

         B Modification of Syndicated Loan Agreement - Inversiones Y Rentas S.A. and Banco del Estado de Chile and Others

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           , 2006

                                   Inversiones y Rentas S.A.
                                   Inversiones IRSA Limitada


                                   By:   /s/ Rosita Covarrubias Gatica
                                       -----------------------------------------
                                   Name: Rosita Covarrubias Gatica
                                         Title:  General Manager

                                   Quinenco S.A.


                                   By:   /s/ Luis Fernando Antunez Bories
                                       -----------------------------------------
                                   Name: Luis  Fernando Antunez Bories
                                         Title:  Chief Financial Officer

                                   Luksburg Foundation
                                   Dolberg Finance Corporation Establishment
                                   Lanzville Investment Establishment
                                   Ruana Copper Corporation Establishment
                                   Geotech Establishment
                                   Andsberg Ltd.
                                   Andsberg Inversiones Ltd.
                                   Andsberg Inversiones Ltda.


                                   By:   /s/ Guillermo Luksic Craig
                                       -----------------------------------------
                                         Name: Guillermo Luksic Craig


                                   By:   /s/ Jean-Paul Luksic Craig
                                       -----------------------------------------
                                         Name: Jean-Paul Luksic Fontbona

                                   Heineken N.V.


                                   By:    /s/ D.R. Hooft Graatland
                                       -----------------------------------------
                                   Name:  D.R. Hooft Graatland
                                   Title: Executive Board

                                   Guillermo Luksic Craig
                                   Nicolas Luksic Puga
                                   Inmobiliaria e Inversiones Rio Claro S.A.


                                   By:    /s/ Mario Garrido Taraba
                                       -----------------------------------------
                                          Name: Mario Garrido Taraba
                                          Title:  Attorney-in-fact

                                   Andronico Luksic Craig
                                   Patricia Lederer Tcherniak
                                   Inversiones Consolidadas S.A.
                                   Inversiones Salta S.A.
                                   Andronico Luksic Lederer
                                   Davor Luksic Lederer
                                   Max Luksic Lederer
                                   Dax Luksic Lederer


                                   By:    /s/ Rodrigo Terre Fontbona
                                       -----------------------------------------
                                          Name: Rodrigo Terre Fontbona
                                          Title:  Attorney-in-fact

                                                                    Exhibit A

SYNDICATED LOAN AGREEMENT
INVERSIONES Y RENTAS S.A.
And
BANCO DEL ESTADO DE CHILE AND OTHERS

Present before me, FELIX JARA CADOT, NOTARY OF Santiago domiciled at Huerfanos Street 1160, office 12, on November 30, 2005, are:

a) INVERSIONES Y RENTAS S.A., tax identification No.96.427.000-7, an investment company, represented by ROSITA COVARRUBIAS GATICA, Chilean, married, commercial engineer, identity card No.6.089.295-4, and JOSE FRANCISCO PEREZ MACKENNA, Chile, married, commercial engineer, identity card No.6.525.286-4, all domiciled at Enrique Foster Sur 20, 14th floor, Las Condes;

b) BANCO DEL ESTADO DE CHILE, an autonomous state entity, represented by VICTOR CODDOU BRAGA, Chilean, married, commercial engineer, identity card number 7.706.983-6, both domiciled at Avenida Libertador Bernardo O'Higgins 1111, Santiago;

c) BANCO BILBAO VIZCAYA ARGENTARIA, CHILE, a banking corporation, represented by JOSE IGNACIO BORDALI SALAMANCA, Chilean, married, commercial engineer, identity card number 7.640.912-9 and PATRICIA MONTINI SARTORI, Chilean, married, commercial engineer, identity card number 8.349.990-7, all domiciled at Avenida Pedro de Valdivia 100, 17th floor, Providencia;

d) BANCO DE CREDITO E INVERSIONES, a banking corporation, represented by VICTOR SALINAS FLORES, Chilean, married, commercial engineer, identity card number 9.395.857-8 and JOSE LUIS FIGUERAS SEPULVEDA, Chilean, married, commercial engineer, identity card number 8.826.946-2, all domiciled at Huerfanos Street 1134, 6th floor, Santiago; who state the following:

FIRST: By this instrument, BANCO DEL ESTADO DE CHILE, BANCO BILBAO VIZCAYA ARGENTARIA, CHILE and BANCO DE CREDITO E INVERSIONES, hereinafter and together "the Banks", commit to grant to INVERSIONES Y RENTAS S.A., hereinafter "the Debtor", a loan, hereinafter "the Syndicated Loan", for the equivalent in Chilean pesos of 1,000,000 Unidades de Fomento, according to the terms and conditions contained in the following clauses. The participation of each of the Banks in the Syndicated Loan is as follows:

a) Banco del Estado de Chile: 400,000 Unidades de Fomento, equivalent to 40% of the Syndicated Loan.

b) Banco Bilbao Vizcaya Argentaria, Chile: 200,000 Unidades de Fomento, equivalent to 20% of the Syndicated Loan.

c) Banco de Credito e Inversiones: 400,000 Unidades de Fomento, equivalent to 40% of the Syndicated Loan.

Each of the Banks shall only be responsible for disbursing its proportion and/or pro rata in the total Syndicated Loan.

SECOND: The Syndicated Loan shall have the following characteristics; One) Drawings may be made partially as requested by the Debtor in accordance with the following procedure: a) The Debtor shall require the drawing from the Banks in writing, stating the amount required to be disbursed by the Banks, b) Having met the requirements established in this Agreement, each of the Banks shall disburse their respective loan net of stamp taxes and notary fees on the next business day following the date that the Debtor presented its drawing request, always in the proportions stated in the preceding clause. Two) Period of availability: The loans corresponding to the Syndicated Loan may not be drawn after March 30, 2006. Once the availability period has expired, the Banks shall make no further disbursements even though the maximum amount of the financing has not been used, the Syndicated Loan being understood to be limited to the amount effectively disbursed to that date. It is expressly established that the Syndicated Loan is not of a revolving nature. Three) Currency and Interest Rate: The Syndicated Loan shall be granted in non-indexed Chilean pesos and shall accrue interest as follows: a) Interest shall accrue as from the date of granting of each loan at the annual rate resulting from adding 0.45 percentage points to the Nominal TAB for 180 days on the date of drawing. b) Nominal TAB is understood to be the average weighted interest rate for deposits for non-indexed transactions at 30, 90, 180 and 360 days for each banking business day as determined by the
Association of Banks and Financial Institutions, in accordance with the regulation published in the Official Gazette on October 4 and 13, 2001 and its modifications or replacements if any, and which is published in the press on the day following its determination. For accrediting this rate, the Banks may use as evidence certificates issued by the Association of Banks and Financial Institutions which may not be objected to by the Debtor, except in the case of manifest error. c) The interest rate on these loans shall be adjusted semi-annually on the basis of the Nominal TAB rate for 180 days determined for the first day of each semi-annual period plus the respective percentage points, so that the interest rate is determined to apply for the following half year on each occasion. In the event that a date when it is required to adjust the Nominal TAB rate should fall on a non-banking business day, the Nominal TAB rate shall be determined for the immediately following banking business day without this altering the start of the respective period. As an exception, the first adjustment shall be made on May 31, 2006. d) Should the Nominal TAB rate cease to exist during the term of the Syndicated Loan, effective from the date following that for adjusting the interest rate, the prevailing current interest rate shall be applied for non-indexed peso transactions. The rate so determined shall also be adjusted semi-annually in accordance with the above rules. The current interest rate for non-indexed peso transactions is understood to be that determined and published in the Official Gazette by the Superintendency of Banks and Financial Institutions, or the entity that the law might state. e) In the event of default or simple delay in the payment of one or more installments of principal and/or interest granted against the Syndicated Loan, the respective obligation shall accrue interest from that date at the maximum conventional interest rate for non-indexed credit transactions in Chilean pesos. f) For calculating interest, the days between the successive interest payment dates stated in this instrument shall be taken into account, both inclusive, except in the first period which shall correspond to the number of days between the date of drawing of the respective loan and the day preceding the first maturity, both included. g) The Debtor may request just once that on the first interest rate adjustment date, that is May 31, 2006, the Syndicated Loan be redenominated into Unidades de Fomento. This redenomination should be requested in writing at least five days prior the date mentioned and be implemented through modification sheets to the respective promissory notes. h) Should the redenomination be made, effective from that date each loan shall accrue interest at the annual rate resulting from adding 0.45 percentage points to the TAB Bank Rate for 180 days corresponding to that day. Such interest shall be calculated on the balance of principal duly adjusted. i) TAB Bank Rate is understood to be the average weighted deposit interest rate for indexed transactions at 90, 180 and 360 days determined by the Association of Banks and Financial Institutions for each banking business day, in accordance with the regulation published in the Official Gazette on January 17, 2004 and its modifications or replacements if any, and published in the press on the day following its determination. For accrediting this rate, the Banks may use as evidence certificates issued by the Association of Banks and Financial Institutions which may not be objected to by the Debtor, except in the case of manifest error. j) The interest rate on the redenominated loans shall be adjusted semi-annually on the basis of the TAB rate for 180 days determined for the first day of each semi-annual period plus the respective percentage points, so that the interest rate is determined to apply for the following half year on each occasion. In the event that a date when it is required to adjust the TAB rate should fall on a non-banking business day, the TAB rate shall be determined for the immediately following banking business day without this altering the start of the respective period. k) Should the TAB rate cease to exist during the term of the Syndicated Loan, effective from the date following that for adjusting the interest rate, the prevailing current interest rate shall be applied for indexed peso transactions. The rate so determined shall also be adjusted semi-annually in accordance with the above rules. The current interest rate for indexed peso transactions is understood to be that determined and published in the Official Gazette by the Superintendency of Banks and Financial Institutions, or the entity that the law might state. l) Once the redenomination has been made, in the event of default or simple delay in the payment of one or more installments of principal and/or interest granted against the Syndicated Loan, the respective obligation shall accrue interest from that date at the maximum conventional interest rate for indexed credit transactions in Chilean pesos. m) Unidad de Fomento is understood to be that referred to in Ministry of Finance Supreme Decree No.40 of 1967. Should the
Unidad de Fomento cease to exist, or its monthly method of calculation is changed, effective from that date the indexation method that replaces it shall be applied, calculated daily based on the Consumer Price Index (CPI), and, in the absence of such replacement index, the changes in the CPI as determined by the National Institute of Statistics or the organism replacing it shall be applied directly, which index shall also be applied daily according to the monthly percentage published in the Official Gazette. Four) Service: a) The principal of each loan shall be payable in Chilean pesos plus the interest indicated in b) above, in eight successive equal annual installments payable on May 31 each year; the first shall fall due on May 31, 2006 and the last on May 31, 2013. Should the Debtor request the redenomination referred to in g) of number three) of this clause, payments shall be made in Chilean pesos according to the value of the Unidad de Fomento on the respective maturity or effective date of payment. Payments should be made at the domicile of each of the Banks as indicated in the respective promissory note, by 2 p.m. on the respective maturity date. b) Interest shall be payable semi-annually according to the schedule indicated in a) above. c) Should an installment payment date fall on a non-banking business day, such payment shall be made on the next following banking business day, and should include interest at the same rate as the rest of the respective installment, calculated on the principal included in that installment for the number of days to the day prior to the payment date inclusive. Five) Documentation: these loans shall be documented by means of term promissory notes. The parties agree to legalize as Appendix One on this date and before this notary, under the same File number of this deed, a format of the promissory note to be used. They also agree to legalize as Appendix Two on this date and before this notary a format of the promissory note modification sheet to be used should the Debtor request the redenomination referred to in g) of Number 3) of this clause. Six) Prepayment: The Debtor may prepay the Syndicated Loan fully or partially subject to the following conditions: a) It should pay a commission to be determined according to the following formula:

VPi dos - Vpi uno. The terms of this formula have the following meaning: VPi uno relates to the present value of the loan installments (principal and interest) outstanding on the date of prepayment, discounted at the Nominal TAB rate applicable to the loan at the time or prepayment, considering the maturity of the loan to be the next interest rate adjustment date. VPi dos relates to the present value of the same installments but discounted at Nominal TAB rate for 180, 90 and 30 days corresponding to the day on which the prepayment is made, considering the loan maturity date as the next interest rate adjustment date. Should the prepayment be made between 179 and 135 days prior to the next interest rate adjustment date, the 180-day Nominal TAB rate shall be used; if made between 134 and 60 days prior to that date, the 90-day Nominal TAB rate shall be used and if made 59 days or less prior to that date, the 30-day Nominal TAB rate shall be used. Should the Syndicated Loan have been redenominated into Unidades de Fomento, the TAB currently applicable to the loan at the date of prepayment shall replace VPi uno and the TAB for 180 or 90 days corresponding to the prepayment date shall replace VPi dos. Should the prepayment be made between 179 and 135 days prior to the next interest rate adjustment date, the 180-day TAB rate shall be used; if made 134 days or less prior to that date, the 90-day TAB rate shall be used. In both cases, the commission shall be applied to the amount of principal prepaid in proportion to the number of days remaining until the next interest rate adjustment date. Should the result of the formula be negative or if the prepayment is made on any of the interest rate adjustment dates, no commission shall be payable. b) Notice in writing should be given to the Banks at least 10 banking business days prior to the date on which it is intended to prepay. c) In the case of partial prepayments, their amount may not be less than 10 percent of the principal outstanding. d) Each Bank should be prepaid in proportion to their participations in the Syndicated Loan. e) Accrued interest to the date or prepayment should be paid. THIRD: The disbursement of the loans related to the Syndicated Loan is subject to compliance with the following conditions: a) That the debtor has delivered the corresponding drawing request. b) That no act of default exists as stated in clause 6 of this Agreement. c) That the debtor signs the respective promissory notes. FOURTH:
INVERSIONES Y RENTAS S.A. hereby assumes the following obligations which the banks through their representatives accept: a) To maintain a direct shareholding of at least 50.1% in COMPANIA CERVECERIAS UNIDAS S.A., tax No.90.413.000-1. b) To maintain in its quarterly financial statements (Fecu) a debt level of no more than 0.6:1, measured on its unconsolidated balance sheet. This ratio is defined as that of total liabilities (account 5.21.00.00 plus account 5.22.00.00 of the Fecu) less short and long-term provisions (account 5.21.20.20 plus account

5.22.60.00 of the Fecu) to the Total Assets of the Company. Total liabilities should include for this purpose the amount of all guarantees and security granted to cover the obligations of third parties, including its subsidiaries. Total assets of the company are understood to be those in account 5.10.00.00 of the unconsolidated Fecu. Should the Superintendency of Securities and Insurance in the future modify these accounts of the FECU, the FECU accounts shall be considered that correspond to generally accepted accounting concepts for each one of the items indicated for the purposes of this ratio. c) To not grant security in favor of other creditors unless similar security is simultaneously granted in favor of the Banks under the same conditions. d) To deliver to the Banks their audited annual financial statements no later than April 30 each year, and semi-annual statements no later than 60 days after June 30 each year.
e) To provide to the Banks semi-annually a certificate of compliance with its covenants and negative covenants set out in this deed, signed by its general manager. The obligations agreed in this clause shall remain current until the Syndicated Loan is fully repaid. FIFTH: In the event of default or simple delay in the payment of one or more installments of the Syndicated Loan, the Banks, jointly or separately, shall be authorized to demand the payment of all their respective loans as if they were due and payable, notwithstanding the accrual of penalty interest as stipulated in number Three) of the Second clause. The same shall apply should the Debtor fall into cessation of payments or present debt restructuring proposals. SIXTH: Notwithstanding the provisions of the preceding clause, each Bank shall be authorized individually to declare the Syndicated Loan as overdue and payable on demand only for its pro rata share, without this obliging the other banks to accelerate their loans, in which case penalty interest shall accrue in the manner set out in number Three) of the Second clause, if any of the following cases or events shall occur, and regardless of whether their occurrence was or not imputable to the Debtor: a) If the Debtor does not fully and promptly comply with any of the obligations contracted in this instrument other than the payment of the Syndicated Loan and such default is maintained after 30 days of being required in writing by any of the Banks. b) If it is shown that the warranties and information provided by the Debtor to the Banks in connection with this instrument are or would have been incorrect, misleading or incomplete, except for manifest mistake, and the Debtor does not complete, add to, rectify or correct the warranties objected to or noted by the Bank within fifteen days of the date on which it was required in writing by any of the Banks. c) If from this date, without justified reason, the Debtor does not pay on time and in full the taxes, property taxes and taxes of any kind and the withholding taxes and social-security contributions that the law requires or ceases to pay financial obligations for an amount of more than 150,000 Unidades de Fomento or a creditor accelerates for any reason obligations amounting to more than 150,000 Unidades de Fomento and these defaults are not corrected within 10 days from the date of their payment default or of the acceleration of the obligation. d) If COMPANIA CERVECERIAS UNIDAS S.A. were declared bankrupt, fell into cessation of payments or presented debt restructuring proposals, or ceased to pay obligations for an amount of more than 350,000 Unidades de Fomento and this default were not corrected within 10 days from the date of the default. e) If a creditor of COMPANIA CERVECERIAS UNIDAS S.A., to whom was due or becomes due any sum of money equal to or more than 350,000 Unidades de Fomento, should accelerate for any reason the collection of their loan and this could not be corrected within 10 days from the date of the acceleration. SEVENTH: All the expenses, rights and taxes deriving from this instrument shall be for the exclusive account of the Debtor. EIGHTH: For all purposes deriving from this instrument, the parties set their domicile in the city and municipality of Santiago and submit to the competence of its courts of justice. NINTH: If for any reason one or more of the provisions of this agreement were declared null and void, either fully or partially, such declaration shall not affect the validity of the remaining provisions of this instrument. TENTH: The Banks can freely assign and transfer to financial institutions in Chile all or part of their loans under this agreement. In the case of partial assignments, portions of the Syndicated Loan of less than 300,000 Unidades de Fomento may not be assigned; this sum shall reduce by 12.5% for each year of the term of the Syndicated Loan. The assignments may not imply any additional cost for the Debtor which in any case shall be obliged to sign the documentation that the respective Bank requests of it within fifteen days of the written request by the Bank.

The powers of the representative of INVERSIONES Y RENTAS S.A. appear in the public deed signed on September 7, 2005 before the Santiago notary Rene Benavente Cash. The powers of the representative of BANCO DEL ESTADO DE CHILE appear in the public deed signed on May 12, 2004 before the Santiago notary
Pedro Reveco Hormazabal. The powers of the representatives of BANCO BILBAO VIZCAYA ARGENTARIA, CHILE appear in public deeds signed on September 26, 2002 and May 10, 1999, both before the Santiago notary Jose Musalem Saffie. The powers of the representatives of BANCO DE CREDITO E INVERSIONES appear in a public deed signed on November 11, 2002 before the Santiago notary Alberto Mozo Aguilar. These deeds are not included as they are known to the parties and to the notary authorizing.

(signed by the parties)

Insert: evidence of payment of stamp taxes.

LOAN AGREEMENT

APPENDIX No.1

Promissory note

I owe and shall pay to the order to BANCO ......  at its office at ...., the sum of Chilean pesos equivalent to Ch$ .... (....  Pesos) with respect to principal, which I have received on loan from that bank, which amount I shall reimburse plus the interest agreed below, on the following dates:

Installment 1: Ch$... plus interest on May 31, 2006.
Installment 2: Ch$... plus interest on May 31, 2007.
Installment 3: Ch$... plus interest on May 31, 2008.
Installment 4: Ch$... plus interest on May 31, 2009.
Installment 5: Ch$... plus interest on May 31, 2010.
Installment 6: Ch$... plus interest on May 31, 2011.
Installment 7: Ch$... plus interest on May 31, 2012.
Installment 8: Ch$... plus interest on May 31, 2013.

The principal due shall accrue interest in accordance with the following rules:

      a) Effective from the date of this instrument, it shall accrue interest at an annual rate resulting from adding 0.45 percentage points to the Nominal TAB for 180 days for that day. Interest shall be payable annually in accordance with the above schedule.

      b) The Nominal TAB Rate is understood to be the average weighted deposit interest rate for non-indexed transactions at 30, 90, 180 and 360 days determined by the Association of Banks and Financial Institutions for each banking business day, in accordance with the regulation published in the Official Gazette on October 4 and 13, 2001 and its modifications or replacements if any, and published in the press on the day following its determination. For accrediting this rate, the Banks may use as evidence certificates issued by the Association of Banks and Financial Institutions which may not be objected to by the Debtor, except in the case of manifest error.

      c) The interest rate applicable to the obligation shall be adjusted semi-annually on the basis of the Nominal TAB rate for 180 days determined for the first day of each semi-annual period plus the respective percentage points, so that the interest rate is determined to be applied for the following half year on each occasion. In the event that a date when it is required to adjust the Nominal TAB rate should fall on a non-business day, the Nominal TAB rate shall be determined for the immediately following banking business day without this altering the start of the respective period. As an exception, the first adjustment shall be made on May 31, 2006.

      d) Should the Nominal TAB rate cease to exist during the term of the obligation, effective from the date following that for adjusting the interest rate, the prevailing current interest rate shall be applied for non-indexed peso transactions. The rate so determined shall also be adjusted semi-annually in accordance with the above rules. The current interest rate for non-indexed peso transactions is understood to be that determined and published in the Official Gazette by the Superintendency of Banks and Financial Institutions, or the entity that the law might state.

      e) For calculating interest, the days between the successive interest payment dates stated in this instrument shall be taken into account, both inclusive, except in the first period which shall correspond to the number of days between this date and the day preceding the first maturity, both included.

In the event of default or simple delay in the payment of one or more installments of the obligation, the creditor Bank shall be authorized to demand payment of the whole principal outstanding at the date of delay as if it were due payable. Also, effective from the date of the delay, the obligation shall accrue interest at the maximum conventional interest rate for non-indexed credit transactions in Chilean pesos unless such rate were less than that currently applicable to the debt at the time of default, in which case the latter shall continue to be applicable.

This obligation is indivisible for all legal purposes. This promissory note is signed without any obligation to protest but should the holder choose to protest, it may do so at its option in banking or notary form or through the corresponding public official. In any event, in the event of protest the signor is obliged to pay all related costs and taxes.

All the taxes, notary fees and other expenses affecting this promissory note shall be for the account of the signor.

For  all  legal  purposes   deriving  from  this  promissory  note,  the  signor
constitutes domicile in the municipality of Santiago and submits to the competence of its ordinary courts of justice.

Santiago, ..... 2006

Signor: INVERSIONES Y RENTAS S.A. Tax No.96,427.000-7

Representatives:                            Tax No.

Domicile: Enrique Foster Sur 20, 14th floor, Las Condes, Santiago

LOAN AGREEMENT

APPENDIX No.2

Modification of Promissory Note

I declare  that this sheet is an  extension  and forms part of  Promissory  Note
No....  dated ...  signed by  INVERSIONES  Y RENTAS  S.A.  to the order of BANCO
....... for an initial principal amount of Ch$ .... (.... pesos).

It is acknowledged that Ch$ ... of principal is due and that interest has been paid up to and including May 30, 2006.

As agreed with the creditor Bank, I modify the promissory note as follows:

      a) As from this date, the debt shall be expressed as its equivalent in Unidades de Fomento and shall be payable in Chilean pesos according to the value of that unit on the maturity or effective date of payment, whichever were the greater.

      b) According to the value of the Unidad de Fomento today, the balance of the debt equates to UF ... (... Unidades de Fomento).

      c)    The amount referred to of UF ... shall be payable as follows:

                  Installment 1: UF... plus interest on May 31, 2007. Installment 2: UF... plus interest on May 31, 2008 Installment 3: UF... plus interest on May 31, 2009. Installment 4: UF... plus interest on May 31, 2010. Installment 5: UF... plus interest on May 31, 2011 Installment 6: UF... plus interest on May 31, 2012 Installment 7: UF... plus interest on May 31, 2013

      d) As from the date of this modification, the principal shall accrue interest at an annual rate resulting from adding 0.45 percentage points to the Bank TAB rate for 180 days for that day. Interest shall be payable on the balance of principal duly restated and in accordance with the schedule indicated in c) above.

      e) TAB Bank Rate is understood to be the average weighted deposit interest rate for indexed transactions at 90, 180 and 360 days determined by the Association of Banks and Financial Institutions for each banking business day, in accordance with the regulation published in the Official Gazette on January 17, 2004 and its modifications or replacements if any, and published in the press on the day following its determination. For accrediting this rate, the Banks may use as evidence certificates issued by the Association of Banks and Financial Institutions which may not be objected to by the Debtor, except in the case of manifest error.

      f) The interest rate on the obligation shall be adjusted semi-annually on the basis of the TAB rate for 180 days determined for the first day of each semi-annual period plus the respective percentage points, so that the interest rate is determined to apply for the following half year. In the event that a date when it is required to adjust the TAB rate should fall on a non-banking business day, the TAB rate shall be determined for the immediately following banking business day without this altering the start of the respective period.

      g) Should the TAB rate cease to exist, effective from the date following that for adjusting the interest rate, the prevailing current interest rate shall be applied for indexed peso
            transactions.   The  rate  so  determined  shall  also  be  adjusted
            semi-annually in accordance with the above rules. The current interest rate for indexed peso transactions is understood to be that determined and published in the Official Gazette by the Superintendency of Banks and Financial Institutions, or the entity that the law might state.

      h) In the event of default or simple delay in the payment of one or more installments of the obligation, the creditor Bank shall be authorized to demand payment of the whole principal outstanding at the date of delay as if it were due payable. Also, effective from the date of the delay, the obligation shall accrue interest at the maximum conventional interest rate for indexed credit transactions in Chilean pesos unless such rate were less than that currently applicable to the debt at the time of default, in which case the latter shall continue to be applicable.

      i) The remaining text of the promissory note hereby modified is unaltered.

Santiago, ..... 2006

Signor: INVERSIONES Y RENTAS S.A. Tax No.96,427.000-7

Representatives:                            Tax No.

Domicile: Enrique Foster Sur 20, 14th floor, Las Condes, Santiago

                                                                       Exhibit B

MODIFICATION OF SYNDICATED LOAN AGREEMENT
INVERSIONES Y RENTAS S.A.
And
BANCO DEL ESTADO DE CHILE AND OTHERS

Present before me, FELIX JARA CADOT, NOTARY OF Santiago domiciled at Huerfanos Street 1160, office 12, on March 14, 2006, are:

a) INVERSIONES Y RENTAS S.A., tax identification No.96.427.000-7, an investment company, represented by ROSITA COVARRUBIAS GATICA, Chilean, married, commercial engineer, identity card No.6.089.295-4, and GIORGIO MASCHIETTO MONTUSCHI, Chile, married, chemical engineer, identity card No.4.344.082-9, all domiciled at Enrique Foster Sur 20, 14th floor, Las Condes;

b) BANCO DEL ESTADO DE CHILE, an autonomous state entity, represented by VICTOR CODDOU BRAGA, Chilean, married, commercial engineer, identity card number 7.706.983-6, both domiciled at Avenida Libertador Bernardo O'Higgins 1111, Santiago;

c) BANCO BILBAO VIZCAYA ARGENTARIA, CHILE, a banking corporation, represented by JOSE IGNACIO BORDALI SALAMANCA, Chilean, married, commercial engineer, identity card number 7.640.912-9 and PATRICIA MONTINI SARTORI, Chilean, married, commercial engineer, identity card number 8.349.990-7, all domiciled at Avenida Pedro de Valdivia 100, 17th floor, Providencia;

d) BANCO DE CREDITO E INVERSIONES, a banking corporation, represented by ANTONIO LE-FEUVRE VERGARA, Chilean, married, commercial engineer, identity card number
7.438.369-6 and JOSE LUIS FIGUERAS SEPULVEDA, Chilean, married, commercial engineer, identity card number 8.826.946-2, all domiciled at Huerfanos Street 1134, 6th floor, Santiago; who identify themselves with their identity cards and state the following:

FIRST: By public deed dated November 30, 2005 signed before the Santiago notary Felix Jara Cadot, BANCO DEL ESTADO DE CHILE, BANCO BILBAO VIZACAYA ARGENTARIA, CHILE and BANCO DE CREDITO E INVERSIONES, hereinafter and jointly the "Banks", and INVERSIONES Y RENTAS S.A., hereinafter the "Debtor", signed a Syndicated Loan Agreement whereby the former commit to grant to the Debtor a syndicated loan for the sum equivalent on pesos of one million Unidades de Fomento, with

Banco del Estado de Chile participating with UF 400,000, Banco Bilbao Vizacaya Argentaria, Chile with UF 200,000 and Banco de Credito e Inversiones with UF 400,000. The deed referred to contained the terms, requirements and conditions of the financing.

SECOND: The parties hereby agree to modify the Syndicated Loan Agreement indicated in the preceding clause, in the following aspects: One) Letter a) of number Four) of the second clause is replaced as follows: "a) The principal of each loan shall be payable in Chilean pesos plus the interest indicated in b) above, in seven successive equal annual installments payable on May 31 each year; the first shall fall due on May 31, 2007 and the last on May 31, 2013. Should the Debtor request the redenomination referred to in g) of number three) of this clause, payments shall be made in Chilean pesos according to the value of the Unidad de Fomento on the respective maturity or effective date of payment, whichever the later. Payments should be made at the domicile of each of the Banks as indicated in the respective promissory note, by 2 p.m. on the respective maturity date." Two) Letter b) of number Four) of the second clause is replaced as follows: "b) Interest shall be payable annually on May 31 annually, the first payment being due on May 31, 2006". Three) The format of the promissory note used to document the loans is replaced, legalized as Appendix 1 on the same date and before the same notary, with reference to number five of the second clause of the Loan Agreement, by a new format of promissory note which is legalized as Appendix 1 to this deed of modification on this date and before the same notary, under the same register number as this deed.

THIRD: Unless modified herein, the terms of the Loan Agreement referred to in the first clause remain unaltered and this instrument is considered as an integral part of it for all legal purposes.

FOURTH: All the costs, fees and taxes deriving from this instrument shall be for the exclusive account of the Debtor.

FIFTH: For all purposes deriving from this instrument, the parties set their domicile in the city and municipality of Santiago and submit to the competence of its courts of justice. The powers of the representatives of INVERSIONES Y RENTAS S.A. appear in the public deed signed on September 7, 2005 before the Santiago notary Rene Benavente Cash. The powers of the representative of BANCO DEL ESTADO DE CHILE appear in the public deed signed on May 12, 2004 before the

Santiago notary Pedro Reveco Hormazabal. The powers of the representatives of BANCO BILBAO VIZCAYA ARGENTARIA, CHILE appear in public deeds signed on September 26, 2002 and May 10, 1999, both before the Santiago notary Jose Musalem Saffie. The powers of the representatives of BANCO DE CREDITO E
INVERSIONES appear in a public deed signed on November 11, 2002 before the Santiago notary Alberto Mozo Aguilar.

These deeds are not included as they are known to the parties and to the notary authorizing.

(signed)

MODIFICATION OF LOAN AGREEMENT

APPENDIX No.1

Promissory note

I owe and shall pay to the order to BANCO ......  at its office at ...., the sum of Chilean pesos equivalent to Ch$ .... (....  Pesos) with respect to principal, which I have received on loan from that bank, which amount I shall reimburse plus the interest agreed below, on the following dates:

Installment 1: Interest only, on May 31, 2006.
Installment 2: Ch$... plus interest on May 31, 2007.
Installment 3: Ch$... plus interest on May 31, 2008.
Installment 4: Ch$... plus interest on May 31, 2009.
Installment 5: Ch$... plus interest on May 31, 2010.
Installment 6: Ch$... plus interest on May 31, 2011.
Installment 7: Ch$... plus interest on May 31, 2012.
Installment 8: Ch$... plus interest on May 31, 2013.

The principal due shall accrue interest in accordance with the following rules:

      a) Effective from the date of this instrument, it shall accrue interest at an annual rate resulting from adding 0.45 percentage points to the Nominal TAB for 180 days for that day. Interest shall be payable annually in accordance with the above schedule.

      b) The Nominal TAB Rate is understood to be the average weighted deposit interest rate for non-indexed transactions at 30, 90, 180 and 360 days determined by the Association of Banks and Financial Institutions for each banking business day, in accordance with the regulation published in the Official Gazette on October 4 and 13, 2001 and its modifications or replacements if any, and published in the press on the day following its determination. For accrediting this rate, the Banks may use as evidence certificates issued by the Association of Banks and Financial Institutions which may not be objected to by the Debtor, except in the case of manifest error.

      c) The interest rate applicable to the obligation shall be adjusted semi-annually on the basis of the Nominal TAB rate for 180 days determined for the first day of each semi-annual period plus the respective percentage points, so that the interest rate is determined to be applied for the following half year on each occasion. In the event that a date when it is required to adjust the Nominal TAB rate should fall on a non-business day, the Nominal TAB rate shall be determined for the immediately following banking business day without this altering the start of the respective period. As an exception, the first adjustment shall be made on May 31, 2006.

      d) Should the Nominal TAB rate cease to exist during the term of the obligation, effective from the date following that for adjusting the interest rate, the prevailing current interest rate shall be applied for non-indexed peso transactions. The rate so determined shall also be adjusted semi-annually in accordance with the above rules. The current interest rate for non-indexed peso transactions is understood to be that determined and published in the Official Gazette by the Superintendency of Banks and Financial Institutions, or the entity that the law might state.

      e) For calculating interest, the days between the successive interest payment dates stated in this instrument shall be taken into account, both inclusive, except in the first period which shall correspond to the number of days between this date and the day preceding the first maturity, both included.

In the event of default or simple delay in the payment of one or more installments of the obligation, the creditor Bank shall be authorized to demand payment of the whole principal outstanding at the date of delay as if it were due payable. Also, effective from the date of the delay, the obligation shall accrue interest at the maximum conventional interest rate for non-indexed credit transactions in Chilean pesos unless such rate were less than that currently applicable to the debt at the time of default, in which case the latter shall continue to be applicable.

This obligation is indivisible for all legal purposes. This promissory note is signed without any obligation to protest but should the holder choose to protest, it may do so at its option in banking or notary form or through the corresponding public official. In any event, in the event

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of protest the signor is obliged to pay all related costs and taxes.

All the taxes, notary fees and other expenses affecting this promissory note shall be for the account of the signor.

For  all  legal  purposes   deriving  from  this  promissory  note,  the  signor
constitutes domicile in the municipality of Santiago and submits to the competence of its ordinary courts of justice.

Santiago, ..... 2006

Signor: INVERSIONES Y RENTAS S.A. Tax No.96,427.000-7

Representatives:                            Tax No.

Domicile: Enrique Foster Sur 20, 14th floor, Las Condes, Santiago